Skye Bioscience, Inc.
11250 El Camino Real, Suite 100
San Diego, CA 92130
May 15, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Dan Crawford
Re: Skye Bioscience, Inc.
Registration Statement on Form S-3
(File No. 333-279331)
Request for Acceleration
Dear Mr. Crawford:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Skye Bioscience, Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 be accelerated to 4:15 p.m., Eastern Time, on April 17, 2024, or as soon as practicable thereafter.
Please contact John Hensley of Morrison & Foerster LLP via telephone at (512) 617-0661 or via e-mail at JHensley@mofo.com with any questions you may have. In addition, please notify Mr. Hensley when this request for acceleration has been granted.

Sincerely,

Skye Bioscience, Inc.

/s/ Punit Dhillon
Name: Punit Dhillon
Title: Chief Executive Officer
cc: Kaitlyn Arsenault, Chief Financial Officer
R. John Hensley